European Commission Grants Marketing Authorization for Teva’s CINQAERO® (reslizumab)

First Intravenous Anti-IL-5 Biologic Therapy for Severe Eosinophilic Asthma Now Approved in Europe

JERUSALEM, August 18, 2016 –Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the European Commission has granted marketing authorization for CINQAERO® (reslizumab) in the 28 countries of the European Union (EU) in addition to Norway, Liechtenstein and Iceland. CINQAERO® is a humanized interleukin-5 antagonist monoclonal antibody for add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment.

“For patients living with severe asthma, there is a significant unmet need when it comes to treatment options, despite today’s standard of care,” said Professor Guy Brusselle, Ghent University Hospital, Belgium. “It is exciting and encouraging to see the approval of CINQAERO® in Europe as physicians seek targeted treatment options for this specific subset of patients living with uncontrolled severe eosinophilic asthma. In clinical trials, CINQAERO® consistently demonstrated the ability to improve multiple levels of asthma control, including the reduction of exacerbations and improvement of lung function and quality of life, making it an important treatment option for those struggling to control their disease.”

The approval by the European Commission was based on review of efficacy and safety data from Teva’s global development program, BREATH, in asthma. The clinical trial program consisted of five placebo-controlled studies. The program explored the efficacy and safety profile in a population of 1,028 adult and adolescent severe asthma patients treated with CINQAERO® 3 mg/kg every four weeks that were inadequately controlled with inhaled corticosteroid (ICS)-based therapies. Side effects included increased blood creatine phosphokinase, myalgia and anaphylactic reactions.

“Severe asthma is a significant health issue in Europe and around the world– and for patients living with a severe form of the condition marked by elevated eosinophils – finding an effective treatment option may be a challenge,” said Rob Koremans, MD, President and CEO of Teva Global Specialty Medicines. “The approval in Europe is a significant milestone for Teva, reinforcing the important work our respiratory division has done, and continues to do, in developing innovative therapies. It is our hope that the availability of this treatment may better serve, and bring much-needed relief, to patients with severe asthma who are still struggling with symptom control, despite standard of care therapy.”

CINQAERO® is expected to become commercially available to patients in Europe, by prescription, within the coming months. CINQAERO® is currently approved and marketed in the United States and Canada as CINQAIR® (reslizumab) Injection with pending regulatory approvals in other global markets.

About CINQAERO® (reslizumab)
CINQAERO® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. CINQAERO® binds to human IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as targeted biologics. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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